VISTRA ENERGY CORP.

1601 BRYAN STREET

DALLAS, TEXAS 75201-3411

May 4, 2017

Via EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Vistra Energy Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-215288)

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. (EDT) on May 8, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

VISTRA ENERGY CORP.

By:	/s/ Cecily Small Gooch
	Name:	Cecily Small Gooch
	Title:	Senior Vice President, Associate General
Counsel, Chief Compliance Officer and Corporate Secretary